February 2, 2016	Suite 2200 1201 Third Avenue Seattle, WA 98101-3045 Marcus Williams (206) 757-8170 tel (206) 757-7700 fax MarcusWilliams@dwt.com

Filed via EDGAR

John Reynolds
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC  20549

RE:	Willamette Valley Vineyards, Inc. Preliminary Proxy Statement on Schedule 14A Filed January 15, 2016 SEC File No. 001-37610

Dear Mr. Reynolds:

This firm represents Willamette Valley Vineyards, Inc., an Oregon corporation (“WVVI”), in connection with the above-referenced universal shelf registration statement. This letter replies to your letter dated January 29, 2016. In response to your reissuance of Comment No. 2, WVVI has deleted references in the filing to the fact that the meeting may be adjourned in certain circumstances. We respectfully note that the conduct of shareholder meetings is a matter of state law, and notwithstanding the removal of the language that gives rise to the comment, ORS 60.219 permits adjournment of a meeting upon the approval of a majority of shares “represented at the meeting, whether or not a quorum.” It is therefore possible that shares represented at the meeting in person, rather than by proxy, may comprise such a majority. Accordingly, while WVVI will not solicit proxies for the voting of shares upon a motion for adjournment, the meeting may, in fact, be adjourned in accordance with applicable state law. Accordingly, we have not deleted from the filing the notion that events may take place “at any adjournment or postponement” of the meeting.

We believe this response addresses the Staff’s comment and accordingly, WVV is filing herewith a Definitive Proxy Statement on Schedule 14A, and expects to begin soliciting proxies promptly as described therein. If you have any further questions regarding this matter, please do not hesitate to call me at me at (206) 757-8170.

Sincerely,

Davis Wright Tremaine LLP

/S/  Marcus Williams

cc:           James Bernau, Willamette Valley Vineyards, Inc.